UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

CONTRACTS WITH THE SAME GROUP

Item	Contracts with the same group object and characteristics of the contract	Link with the compAny (1)	Original amount			CONDITIONS FOR TERMINATION OR EXPIRATION	balance
			Thousand US$/R$	Date	due date or maturity		R$ thousand	Date
01	Banco Santander, S.A. – Spain Loans and advance to credit institutions– Foreign currency investment (overnight operations) – interest of 0.20% p.a.	Controller	US$1,071,081	30.09.2010	01.10.2010	At the maturity	R$ 1,814,626	30.09.2010
02	Banco Santander, S.A. – Spain Deposits from the credit institutions – Funding operations through foreign onlendings intended for investment in commercial transactions with the Company's customers Interest between 0.34% and 7.89% plus Exchange differences.	Controller	N.A.	Variable	Until 07/01/2015	At the maturity	R$ 2,667,733	30.09.2010
03	Banco Madesant – Sociedade Unipessoal S.A. - Funchal/Portugal Deposits from credit institutions – Time Deposits Rates 1.19563% and 1.76375%	Affiliate company of the controller	US$ 1,300,000	26.03.2010 and 25.05.2010	22.11.2010 and 28.02.2011	Liquidity until the maturity	R$ 2,221,066	30.09.2010
04	Banco Santander, S.A. – Spain Deposits from credit institutions – Time Deposits (2) Rate 1.19563% (Libor 6 m + 50 bps).	Controller	US$ 1,300,000	28.09.2010	22.11.2010	Liquidity until the maturity	R$ 661,846	30.09.2010

(1)     Mark in which of the following groups the counter-party falls: Controlled, Associates, Administrator (or related company) or Controller (or related company).

(2)     Operation with partial settlement of US$ 500 million on August  30, 2010 and US$ 411 million on September 28, 2010 with the remaining balance of US$ 389 million paid on October 28, 2010. Such amounts were  considered plus contractual interest until the respectives payments date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 3, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer